

April 10, 2014

<u>Via E-mail</u>
William J. Delaney
President and Chief Executive Officer
Sysco Corporation
1390 Enclave Parkway
Houston, Texas 77077

  Re: **Sysco Corporation**
     Form 10-K for the Fiscal Year Ended June 29, 2013
     Filed August 27, 2013
     File No. 001-06544

Dear Mr. Delaney:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Mara L. Ransom

      Mara L. Ransom
      Assistant Director

cc: E. Terrell Gilbert, Jr., Esq.